Exhibit 12
General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three months ended March 31, 2005

(Unaudited)

Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Net earnings	$2,268	$2,268
Provision for income taxes	555	555
Minority interest in net earnings of consolidated affiliates	129	129

Earnings before provision for income taxes and minority interest	2,952	2,952
Fixed charges:
Interest	3,561	3,561
One-third of rentals	88	88

Total fixed charges	3,649	3,649

Less interest capitalized, net of amortization	(15)	(15)

Earnings before provision for income taxes and minority interest,
plus fixed charges	$6,586	$6,586

Ratio of earnings to fixed charges	1.80

Preferred stock dividend requirements		$-
Ratio of earnings before provision for income taxes to net earnings		1.24

Preferred stock dividend factor on pre-tax basis		-
Fixed charges		3,649

Total fixed charges and preferred stock dividend requirements		$3,649

Ratio of earnings to combined fixed charges and preferred stock dividends		1.80

For purposes of computing the ratios, we believe that fixed charges include interest on all indebtedness and one-third of rentals is a reasonable approximation of the interest factor of such rentals.